SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________________


LARGO VISTA GROUP, LTD.
(Exact name of Registrant as specified in its Charter)

Nevada                                   76-0434-540
(State of Incorporation)           (IRS Employer ID No.)

4570 Campus Drive, Newport Beach, California 92660
(Address of principal executive offices)

(949) 252-2180
(Registrant's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:
210,099,545 Common shares

Securities registered pursuant to Section 12(b) of the Act:  None


Title of Each Class                     Name of Each Exchange
to be Registered                        on which registered
Common Stock, $0.001 par value          - OTC Bulletin Board

Item 1.   DESCRIPTION OF BUSINESS

INTRODUCTION


1. Largo Vista Group, Ltd., a Nevada corporation ("Largo Vista,"), operates through its wholly owned subsidiary, Everlasting International Ltd. ("Everlasting"), a Nevada corporation. Everlasting operates and owns a 66.67% interest in a joint venture company in China, operated under the name "Kunming Xinmao Petrochemical Industry Co. Ltd." ("Xinmao or the Company"). Xinmao is principally engaged in the business of purchasing and reselling liquid petroleum gas ("LPG") in the retail and wholesale markets to both residential and commercial consumers in Yunnan Province of South China. Xinmao operates a storage depot and has office headquarters in the City of Kunming. All of the Company's property and equipment is located in China.

Largo Vista was originally incorporated on January 16, 1987 in Nevada under the name, "The George Group". On January 9, 1989, The George Group acquired Waste Service Technologies, Inc. ("WST"), an Oregon corporation. On the same day The George Group filed a name change in Nevada and changed its name to WST. WST's plan of business was to become an environmental service company. It listed its stock and began trading on OTC Bulletin Board.

On April 15, 1994, WST acquired Largo Vista, Inc., a California corporation, and on the same day filed a name change in Nevada to change WST's name to Largo Vista Group, Ltd. At the time of acquisition Largo Vista filed a change of name with the OTC Bulletin Board and received a new CUSIP number and symbol ("LGOV"). Largo Vista originally planned to develop housing in China, but, after shipping two factory built homes to China, never fully implemented the plans due to unanticipated financing, environmental and regulatory complications.

On December 26, 1996, Largo Vista acquired Everlasting International Ltd. ("Everlasting"), a Nevada Corporation, which owns a 66.67% interest in Kunming Xinmao Petrochemical Industry Co., Ltd. ("Xinmao"), mentioned above. Everlasting acquired this asset from Proton Technology Corporation Limited, a Bahamas Corporation ("Proton").

The historical chain-of-ownership of the asset is as follows: The Hong Kong Company, formed under the laws of Hong Kong, was initially owned by one individual, Tan Mau Tak. On November 8, 1995, Deng Shan, an individual, purchased the Hong Kong Company from Chan Mau Tak. On December 20, 1996, the Hong Kong Co. was acquired from Deng Shan by Proton with majority shareholder being Deng Shan. On December 21, 1996, Proton transferred 100% of its interest in the Hong Kong Company to Everlasting International Ltd., a Nevada Corporation. On April 29,1997, Largo Vista shareholders consented to an acquisition and plan of reorganization executed on December 26, 1996, wherein Largo Vista purchased 100% of the stock of Everlasting from Proton Technology in a stock exchange transaction.


2.  Organization of the Subsidiary

Xinmao, in operation and providing uninterrupted service to consumers since 1992, is in its third year of operation as a subsidiary of Largo Vista. Xinmao is the largest privately owned LPG distribution company in its area of coverage based upon the number of end users.

3.   Organization Chart




                                LVG

                         Largo Vista Group,
                                Ltd.

                           Owns 100% EIL
                           Owns 100% LVI



                             Subsidiaries

             EIL                                    LVI

         Everlasting                         Largo Vista, Inc.
     International, Ltd.
                                          No Operations Presently
   Owns 66.67% of "Xinmao"










           "Xinmao"

        Kunming Xinmao
    Petrochemical Industry
         Co., Ltd., a

    Chinese Joint Venture

         JV Partners:

      "Xinmao" - 66.67%
      Government Partner
            33.33%



Note:  Government Partner is "Kunming Fuel General Co."

LARGO VISTA GROUP, LTD.


EVERLASTING INTERNATIONAL, LTD.
(100% Owned Subsidiary of Largo Vista holding a)


66.67% Interest in the


Joint Venture
KUNMING XINMAO PETROCHEMICAL INDUSTRY CO., LTD.
(in which a)

33.3% Interest


is held by KUNMING FUEL GENERAL CO.
(Chinese Government Joint Venture Partner)


B.  FINANCIAL INFORMATION BY
INDUSTRY SEGMENT AND CLASSES OF PRODUCTS

Registrant is in the purchasing and reselling segment of the liquid petroleum gas ("LPG") market in China.

Year
                               1998           1997                 1996

                               1                2                   3
Sales to                       $1,476,971       $2,472,378           $0
Unaffiliated Customers:

Operating Loss                 $(506,694) (1)   $(1,413,763) (1)     $0

Identifiable Assets, Net       $ 831,882        $ 1,179,527          $0

(1) The calculations of $506,694 and $1,179,527 operating losses for the years 1998 and 1997, respectively, are net amounts reflecting deductions for receivables write down of approximately $1,130,000 in 1997 versus approximately $50,000 in 1998; and losses incurred in lawsuits of approximately $400,000 in 1997.

C.      BUSINESS

1.       Terms of Xinmao Joint Venture

The Kunming Xinmao Petrochemical Co., Ltd. ("Xinmao") is a Joint Venture formed under the laws of the People's Republic of China.

Term: Twenty years, commencing on August 28, 1992.

Parties: Party A is the Kunming Fuel General Co. ("Government Partner ") as to a 33.33% interest with a "registered capital" investment of US $641,000.

Party B is Everlasting International, Ltd as to a 66.67% interest, with a "registered capital" investment of US $1,283,400.

General Provisions: Government Partner has a general responsibility to support Everlasting in its duties.

The Joint Venture is an independent entity with an independent accounting system. An audit of the Joint Venture's financial records is conducted annually by an auditor registered in China. Fiscal year of Joint Venture is January 1 to December 31.

Everlasting is, subject to the terms and conditions of an operating agreement set forth below, responsible for the general management of Xinmao including: Procurement of equipment and raw materials, equipment installation, testing and technical training, hiring a management staff, production and technical processes and other duties entrusted to it.

This Operating Agreement was made between the Government Partner and the Hong Kong Company on August 28, 1992, for a term of ten years, ending on August 28, 2002. Everlasting, as purchasor of the Hong Kong Company, is responsible to manage the day-to-day operations of Xinmao and assume sole responsibility for its profits and losses.

Each party under Chinese law would normally participate in the profits and losses of the Joint Venture according to its proportionate share of contribution. However, this provision was changed by the Operating Agreement, which provides that Xinmao is to pay the Government Partner 9 million Yuan (RMB) during the term of the Agreement as follows:

3.5 million Yuan for the first 3 years;
1.5 million Yuan per year for the 4th and 5th years;
500,000 Yuan per year from the 6th through the 10th years

The Company negotiated this agreement to provide flexibility and encourage future investment and expansion by precluding the payment of large a sum of money to the Government Partner. In addition, the Government Partner has indicated a willingness to sell to Largo Vista an additional 28.33 % which would result in Largo Vista owning 95% and the government partner owning 5% of the joint venture.


2.  Government License Held

The Xinmao Company holds a unique license issued by Chinese Central Government (National Industrial and Commercial Registration Administration of China). This license is most valuable because it permits the Company to operate across provincial borders; whereas, competitors of the Company are restricted to the geographic area in which they are located. In addition, the license permits the Company to process domestic crude oil and sell its by-products; to process and sell LPG to retail domestic and industrial customers; to manufacture cylinders, stoves, water heaters, and cigarette lighters and their accessories; and to provide services in inspection and maintenance of stoves and cylinders for safety and quality.

Xinmao is a Sino-Foreign Joint Venture registered with the government as having foreign ownership. This registration permits foreign investment to legally flow into China, and allows funds to legally flow out of China including loan repayments, interest payments and dividends. Xinmao is one of the few known Sino-Foreign Joint Ventures licensed to sell petroleum products in the retail market.

Xinmao also holds a general contractors license intended for construction of pipeline projects. As a part of its overall strategy to expand its LPG market in China, management intends to expand its business in the future beyond its current core business of purchasing and reselling LPG, utilizing its various licensing authorities.


3.  The Product

LPG is used by about 500 million people worldwide. As a form of energy it is considered a very efficient fuel because in a liquid state it provides a significant supply of energy in a comparatively small volume. LPG is recognized for its transportability and ease-of-use. It is a clean and environmentally friendly source of energy that has a variety of residential, commercial, industrial and transportation uses. It can be used at home for cooking and heating, replacing wood, kerosene, coal and other environmentally unfriendly sources of energy. In fact, environmental concerns have caused the outlaw of the use of coal in most larger cities in China. Since LPG is one of the only viable sources of energy for cooking and heating in Southern China, management believes the China LPG market is ripe for growth and expansion.

Most Chinese consumers have used of wood and coal all of their life primarily for cooking only; however, they are slowly beginning to realize the ease and convenience of also using LPG for heating and heating water. Most consumers obtain LPG in 15 kg. cylinders, very similar to those used for gas barbecues in the U.S. As LPG delivery systems, such as pipelines, make use more convenient and simple, LPG consumption per capita should increase significantly. In addition, management believes there will be future opportunities in drying tobacco and operating factory machinery and vehicles.


4.  Markets

The China LPG market is broken down into three segments for purposes of analysis:

     1.Distribution method from the major LPG companies, 2.Method of delivery to the consumer, and 3.Black Market dealers

 The Primary market segment is according to distribution method - that is either retail-direct or wholesale-indirect. Retail distribution is accomplished by the ten major LPG companies that deal directly with the end user. Xinmao distributes to both retail and wholesale customers, and to both residential and commercial users. However, retail customers are far more profitable than wholesale because sales prices are higher and there are no middleman costs. The Company is implementing strategies to develop more retail users.

The second market segment is according to the delivery vehicle used by the user, such as bottle or cylinder, pipeline, or tank truck.

The bottle users may be either retail, purchasing directly from a major LPG company, or wholesale, purchasing indirectly from a distributor of a major LPG company. Bottle customers purchase LPG in 15 kg. cylinders or bottles that must, by law, be filled to a minimum of 13.5 kg which is considered full. Bottle users include residential, and commercial customers. Residential consumption is by far the largest, with commercial restaurants and caterers following second. There has been little industrial use of LPG to date.

Pipeline users are considered retail-direct users. LPG flows directly into a household via pipes from a central storage tank that is replenished as necessary by a major LPG company. Pipeline users are billed according to usage based on a meter in their living unit.

Tank truck or bulk sales are made to wholesale distributors who operate small bottle filling stations. These distributors represent lower profit margins but volume makes-up some of the difference. Bulk sales are encouraged to cultivate the small wholesale distributors because of the potential of acquiring their customer base in the future.

A third market segment, although temporary, must be considered because of the negative impact it has on the LPG market. This segment is comprised of the many small independent distributors and individuals who operate illegally in what is referred to as the "black market" - most operating without a license, violating safety laws, and unfairly profiting by short-filling LPG bottles. These abusers create problems of unfair competition for the Company. The Kunming LPG Administration is aware of these abuses, but, unless a blatant case is presented to it, it is ignoring the problems until the market consolidates to a greater degree.

LPG consumption has been growing at a remarkable rate since the beginning of 1990's. In 1990, LPG consumption was slightly over 2 million tons, while in 1996, nearly 7.4 million tons. The average annual growth rate in this period was more than 20%, and growth from 1994 to 1995 reached almost 33%. Even though LPG consumption has been developing very fast in the past decade, LPG consumption per capita is still very low, partly due to the large population in China. At present it is around only 6 kg nationwide which is small in comparison to 100kg in its Asian neighbors such as Japan and South Korea, for example. LPG development in China also shows geographical variance. South China has led the nation in terms of per capita consumption at nearly 35 kg. East China follows with per capita consumption of about 10kg. North China is far less, only half of that in

East China. And still in many places inland, the LPG consumption per capita is negligible.

The majority of dollars invested in the China LPG market have been invested in large "mega" depots by the major oil companies. Little to no focus has been placed on the retail end-user market. Put simply, the LPG "storage" infrastructure is in place, but it is overbuilt because the retail market has not been cultivated at the same pace. Management's primary objective is the development of this retail consumer base.

From the mega-depots on the east and southeast coast of China, LPG is shipped to smaller inland storage depots via railroad tank car. LPG is then pumped into large storage tanks until it is distributed in bottles, pipelines or tank trucks to end users and distributors.

Inland infrastructure development has not kept pace with coastal development. Inland depot storage capacity must be expanded to serve the customers in waiting for LPG service. More efficient distribution methods are also needed. The bottle exchange system is labor intensive - a factor that does not significantly affect overhead yet, but will have greater future impact as salaries increase.

Distribution of LPG via pipelines directly to end-users is very efficient, but one drawback is the cost to install pipeline service to each household, which is approximately $185 US. Some more affluent customers can afford to pay the installation fee up front, but most of these have already purchased pipeline service. Some new construction projects permit the cost of installation to be incorporated into the cost of the home. However, most customers can not afford the up-front fee, but are willing and able to pay extra each month based on usage. Xinmao has seven pipeline projects either completed or under construction.

5.  Distribution of LPG

There are four basic levels of LPG distribution:

Major LPG companies
Major LPG Distributors
Medium LPG Distributors
Small Independent LPG Distributors

The Major LPG companies are characterized by the following: they purchase LPG directly from refineries or major oil companies, they must be licensed, have railroad tank cars and storage depots, and typically serve over 10,000 retail customers. These companies depend on distribution networks to get LPG to the consumers.

Major distributors are licensed and generally serve more that 4,000 but less than 10,000 customers directly, but do not typically have any railroad tank cars, and have little or no storage capacity.

Medium Distributors are licensed and generally serve more than 1,500 but less than 4,000 customers directly, have no storage capacity.

Small Independent Distributors are those who may or may not be licensed, and have no relationship or loyalty to any major company or distributor, and usually serve less than 1,500 customers.

Since all of these distributors serve a customer base, Xinmao is actively recruiting them on an ongoing basis.

The majority of Xinmao's customer base is serviced with the help of agents and entity users. Xinmao has eight agents that are independent dealers who exclusively represent the Company in an outlying county area that is difficult for the Company to access on a regular basis. The consumers serviced by the agent pay retail prices. The Company pays the agent a fee for his services and the agent carries his own overhead expenses.

As the LPG market was developing in the early 1990's, the Company was seeking to develop a customer base in the most efficient and effective manner possible; and, as a result, began to cultivate the "entity user"... Entity users were companies in other industries, already providing housing for their employees, that desired to provide a convenience to their workers by distributing LPG as an additional service. These entity users developed into distribution outlets that benefited the Company by providing free receiving, storage and LPG distribution service to consumers who paid retail prices. As the market further developed, the entity user also began to be a distribution outlet to other consumers in the local area that were not affiliated with the entity company. Today, the Company is actively seeking to cultivate and develop additional entity users to expand the consumer base. Today Xinmao has 125 entity users.

In 1997, under the leadership of Largo Vista management, several innovations were added to the distribution process. First, there was a time delay between the sale of the LPG and receipt of the cash from the sale. The Company responded with the "coupon program" whereby the consumer, first purchased a special coupon from the bank and presented it as payment as he exchanged an empty bottle of LPG for a full one. The bank then remitted to the Company. The Bank of Agriculture, one of the largest in China with over 1,000 branches in the province, has successfully worked with the Company for over two years in this program and the bank is pleased with exposure to a new customer base.

Second, also in 1997, the Company implemented the first consumer insurance program. This insurance, written by the largest insurance company in China, guaranteed the consumer who either made a non-refundable prepayment for LPG by purchasing a coupon that the LPG would be at a fixed price, immediately available, and a guaranteed quality and quantity.

These two innovations, the coupon program and the consumer insurance protection program, were the first of their kind in China. In the future the Company intends to implement a third innovation for the pipeline distribution system which will be a prepaid "smart card", that will be inserted into a meter in the consumer's home. This precludes cash flow and collection problems. Distribution of the prepaid smart card will be similar to the coupon program in concert with the Bank of Agriculture.

The bulk of Xinmao's retail customers are located in the Yunnan Province central cities of Kunming, Lunan, Chengong, Yiliang, Jinnin, Annin, and Eshan. As the population thins out in the suburbs, distribution networks take-over and service most customers. The rural areas are exclusively serviced by smaller distributors.

Finally, there are a number of other minor distributors who purchase from Xinmao and other major companies, who have solicited their own customer base over a period of time and have generated customer loyalty through relationship.


6.  Raw Materials

The Chinese market is unique compared to other Asian countries. Japan and Korea seek security of supply through regular term contracts supported by long-term relationships, but, in China, low price and bargaining is the driving force for LPG purchases.

Xinmao has been able to consistently purchase LPG at low prices due to high volume of orders. When purchasing LPG, Xinmao must weigh various factors including quality of LPG, price, and transportation costs. It generally purchases from domestic sources inside China where prices are very low, but transportation costs are higher. On occasion Xinmao also purchases LPG from foreign companies such as Mobil Oil Hong Kong and Caltex.

Cost of goods can fluctuate widely and rapidly and can cause cash flow problems. The Company is researching the feasibility of obtaining a much larger storage facility that would permit it to purchase large quantities of LPG when prices are favorable, and sell it when prices are higher.


7.  Pricing and Competition

The LPG industry in Yunnan Province consists of ten major LPG companies that have railroad tank cars, depot storage facilities, and sell LPG in both the retail and wholesale markets. All ten companies depend on a network of distributors to help reach and serve the needs of their customers. Competition is based principally on price and service, with some based on relationship and reputation. Nine of these companies are government owned and operated to some degree, leaving Xinmao as the only privately owned and operated company.

LPG retail market prices have been relatively unstable during the past two years, characterized by over supply and cut-throat competition. This was precipitated by environmental concerns that prompted the passing new regulations by the Kunming City Government that outlaw the use of coal. Other larger cities are following suit with similar clean air regulations, leaving LPG as the major viable energy alternative for cooking, heating, and hot water.

No companies were prepared to supply a sufficient amount of LPG to this new consumer market, but all companies reacted to the huge new demand.

The difference between Xinmao and the other nine government companies is that the primary objective of Xinmao is to make a profit while profit is secondary to the government companies primary objective is to ensure supply LPG. The nine government companies, whose primary objective was to supply LPG to consumers, are characterized by a lack of management and financial expertise, and by large work staffs that operate very inefficiently. These entities ordered an excess supply of LPG and had to cut prices to deplete the excess. This began the spiraling downward price market in which Xinmao was forced to compete. These pressures have eased, and Xinmao is negotiating with the government agencies and some companies in an effort to bring stability back to the market along with higher prices and profitable margins.

Black Market.   In the residential wholesale market, many independent,
"black market" dealers sprung-up and have been operating without a license, and have ignored safety regulations that require inspection and pressure testing of each bottle every five years. Another flagrant violation of consumer fairness is the practice of short-filling bottles. The "black market" dealer fills the bottle with 10 kg. of LPG, and sells it representing it has 13.5 kg. of LPG. Short-filling has permitted the Company's competition to charge lower prices and unfairly compete with Xinmao. This practice of cheating the consumer has been prevalent over the past several years. Xinmao is now challenging customers to be aware of what they are paying for by implementation of a "weight comparison program". The program permits the consumer to actually weigh the bottles to expose the "short-fill" problem.

As of April 15, 1999, the Kunming LPG Administration established "minimum pricing" regulations which set a base price for both wholesale bulk sales, and wholesale and retail bottle sales. This regulation will help stop the uncontrolled cut-throat pricing competition that occurred over the past 24 months. It will be incumbent upon the nine participating major LPG companies to form task forces to assist the LPG Administrator in enforcing these regulations. The "short-fill" practice is now illegal under new "minimum price" regulations, which require all wholesalers to sell a 13.5 kg. bottle for no less than 36 RMB, and retail distributors for no less than 42 RMB.

Xinmao competes with others on both reputation and service. To differentiate itself from its competition, Xinmao stresses a long-term relationship both with the residential user, and with the distributor, to help them bring-in and keep new customers. The Company wants its distributors and their customers to be a part of the "Xinmao Family". The Company offers more than claims about its service. Its reputation is excellent and is backed-up by a record of uninterrupted service since 1992. Consumers and distributors know that they can rely on Xinmao to deliver and that they will receive honest weights and measures.


8.  Insurance

Xinmao sells a solid image of reliability, service, safety, and seven years of uninterrupted service to its customers - and backs it up with insurance. The Company provides consumer insurance, written by the Peoples Insurance Company of China (PICC) which is owned by the government. The insurance guarantees that a customer who paid in advance that the LPG would be at a fixed price, immediately available, and a guaranteed quality and quantity. This innovation has given the customer new confidence, since in the past many companies collected in advance, and then went out of business, leaving the customer empty handed.


9.  Government Regulation

The LPG industry is regulated on a day-to-day basis by the Kunming LPG Administration, which oversees all companies licensed to do business, and enforces rules and regulations in the market place. The LPG Administration faces many problems in this rapidly emerging, chaotic market, including the existence of many unlicensed small distributors, violations of safety regulations, and bottles of LPG short-filled by as much as 25%. In April 1999, the local LPG Administration met with Xinmao and eight of the other largest licensed companies in the area, and together set minimum price policies intended to provide positive margins over cost. The LPG Administration has also attempted to correct some of the more flagrant violations, but has also overlooked them to some extent, waiting for one or two companies to emerge as the survivors of the competition, proving that they are financially able to carry the responsibility of uninterrupted supply to consumers. Xinmao is poised to be the survivor, requiring only an infusion of capital to give the LPG Administration the confidence it needs to begin to enforce regulations more aggressively.


10.  Patents, Trademarks & Licenses

The Company maintains no patents or trademarks.


11.  Seasonal Factors

Northern China is subject to a wide range of seasonality ranging from snow in the winter to hot, humid summers. However, moving south, the seasons and temperatures do not fluctuate as much as in the north. The Xinmao Company operates in Yunnan Province which, being at an elevation of approximately 5,500 feet, is known for its moderate and even climate year around - being slightly cooler in the winter, requiring some heating, while the summer weather is warm and pleasant. As a result, seasonal factors do not play a significant role in the Company's business.


12.  Inventory

Inventory, valued at cost, on the first-in, first-out basis, consists primarily of liquid petroleum gas.

13.  Firm Backlog

None.

14.  Government Contracts

The Company has government approval for the exclusive development of pipeline projects in the counties of Lunan, Fuming, Yiliang, Yuxi, and a part of Kunming.


15.  Environmental Factors

Between 1996 and 1998, environmental concerns over clean air and streets, have prompted a general movement within the Chinese Government from the Central Government to the provinces and the major cities to phase-out the use of coal as an energy source for cooking and heating. As coal is phased-out a void is left which is being filled by liquid petroleum gas (LPG) because it is a clean burning, efficient and transportable energy substitute. It is expected that continued efforts will be made to replace other unclean burning fuels with LPG, especially in automobiles and industrial applications, since it is the only viable alternative fuel resource available to Southern China.


16.  Financial Information Relating to Foreign & Domestic Sales

All of the Company's sales are foreign, through Xinmao, its China subsidiary. The Company has had no significant foreign currency transaction gains or losses in connection with its activities.


17.  Employees

Largo Vista Largo Vista is fully staffed with 2 employees, and relies on five other outside service providers for legal, accounting and other services as needed. The Chinese subsidiary, Xinmao, is fully staffed with 84 employees, including a full management staff, which is considered highly competent and well qualified.



LARGO VISTA GROUP, LTD.

Item 2.  A.  FINANCIAL INFORMATION

The following table summarizes certain selected financial data for the periods presented for the Company. The data for the year ended December 31 1998 and 1997 should be read in conjunction with the more detailed audited statements for such years presented elsewhere herein.

                    6/30/99    6/30/98      12/31/98         12/31/97
Revenues           $           $           $               $
 LP Gas Sales      $529,826    $858,674    $1,476,971      $2,472,378
 Other Income        $5,961     $72,227      $141,229         $70,427
Total Revenues     $535,787    $930,901    $1,618,200      $2,542,805
Cost of Sales      $494,726    $789,984    $1,353,537      $2,449,902
Margin              $41,061    $140,917      $264,663         $92,903
G&A & Other
Expenses           $305,007    $394,701      $640,631 (1)  $1,399,646 (1)
EBIDTA            -$232,420   -$218,327     -$308,042     -$1,233,213
Operating (Losses)-$316,815   -$317,371     -$506,694     -$1,413,763

(1) The calculations of $640,631 and $1,399,646 general and administrative costs is net of the gross amount of $760,491 and $2,843,257 for the years 1998 and 1997, respectively. These net amounts reflect deductions for receivables write down of approximately $1,130,000 in 1997 versus approximately $50,000 in 1998; and losses incurred in lawsuits of approximately $400,000 in 1997.

B. Management's Discussion and Analysis of Financial Condition and Results of Operation


1.   Management's Discussion and Analysis of Financial Condition
                     And Results of Operations
           Six Months ended June 30, 1999 and June 30, 1998

Revenues and expenses are generated from the Company' s Chinese subsidiary, Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Xinmao"). The United States entities produce no revenues, and experience expenses in conjunction with management oversight of the Chinese entity, legal, accounting and other professional services. The result of consolidated operations are reported.

Revenues for the six month period ending June 30, 1999 were $535,787, decreased from $930,901 in the six month period ending June 30, 1998; a decrease of $395,114 (42.4%). This reduction occurred primarily in the bulk sales market segment and was the result of a management decision to reduce sales in those market segments exhibiting depressed prices and yielding negative margins. Price pressures have also negatively affected sales volume and profitability in the retail residential market segment. The LPG market in Yunnan Province is a developing one that has been highly competitive and unstable over the past two years. The Company anticipates increases in revenue from expanded marketing efforts, price increases, expansion into other lines of business, and mergers and acquisitions.

Cost of sales for the six month period ending June 30, 1999 were $494,726, decreased from $789,984 in the six month period ending June 30, 1998; a
decrease of $295,258 (37.4%).   Cost of sales on a percentage basis has
remained fairly consistent over the last two years. The Company anticipates improving cost of sales going forward by implementing cost containment procedures and obtaining product at lower prices.

Margins for the six month period ending June 30, 1999 were $41,061, decreased from $140,917 in the six month period ending June 30, 1998; a decrease of $99,856 (70.9%). The decrease reflects extremely competitive market conditions, and a decrease of other income of $66,266 (91.7%). The Company anticipates improving the margin going forward by focusing sales efforts on more profitable market segments and implementing measures to reduce cost of goods.

General and administrative expenses for the six month period ending June 30, 1999 were $305,007, decreased from $394,701 in the six month period ending June 30, 1998; a decrease of $89,694 (22.7%). The decrease reflects the Company's efforts to trim excess costs; and, it anticipates improving these expenses going forward by implementing strict cost control measures both in China and the United States.

EBIDTA for the six month period ending June 30, 1999 was [$232,420], decreased from [$218,327] in the six month period ending June 30, 1998; a decrease of $14,093 (6.5%). The decrease reflects lower revenues from LPG sales due to downward price pressures, a decrease of other income of $66,266, offset by a decrease of general and administrative expenses $89,694.

Operating losses for the six month period ending June 30, 1999 were [$316,815], decreased from [$317,371] in the six month period ending June 30, 1998; a decrease of $556 (0.2%). The minor variation between the periods reflects the cost containment efforts implemented by the Company directed toward improvement of profitability and lower interest rates.


Twelve months ended December 31, 1998 and December 31, 1997

Revenues and expenses are generated from the Company' s Chinese subsidiary, Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Xinmao"). The United States entities produce no revenues, and experience expenses in conjunction with management oversight of the Chinese entity, legal, accounting and other professional services. The result of consolidated operations are reported.

Revenues for the twelve month period ending December 31, 1998 were $1,618,200, decreased from $2,542,805 in the twelve month period ending December 31, 1997; a decrease of $924,605 (36.4%). This reduction occurred primarily in the bulk sales market segment, a result of management's decision to curtail sales activity in high volume, low to negative margin market segments, especially in an environment of depressed prices and oversupply conditions yielding negative margins. Price pressures have also negatively affected sales volume and profitability in the retail residential market segment. The LPG market in Yunnan Province has been highly competitive and unstable over the past two years. It is a developing market that reflects rapidly increasing consumer demand, low cost of goods and temporary over supply placing downward pressure on prices, and one that requires capital investment to improve delivery systems to consumers. The Company anticipates increases in revenue from expanded marketing efforts, price increases, expansion into other lines of business, and mergers and acquisitions.

Cost of sales for the twelve month period ending December 31, 1998 were $1,353,537, decreased from $2,449,902 in the twelve month period ending December 31, 1997; a decrease of $1,096,365 (44.8%). Cost of sales on a percentage basis has remained fairly consistent over the last two years. The Company anticipates improving cost of sales going forward by implementing cost containment procedures and obtaining product at lower prices.

Margins for the twelve month period ending December 31, 1998 were $264,663, increased from $92,903 in the twelve month period ending December 31, 1997; an improvement of $171,760 (184.9%). The increase reflects reduction of sales activity on unprofitable market segments, implementation of cost reduction efforts and improved management techniques. Extremely competitive market conditions, were offset in part by increased other income by $70,802 (100.5%). The Company anticipates improving the margin going forward by focusing sales efforts on more profitable market segments and implementing additional measures to reduce cost of goods.

General and administrative expenses for the twelve month period ending December 31, 1998 were $640,631, decreased from $1,399,646 in the twelve month period ending December 31, 1997; a decrease of $759,015 (-54.2%)
(1)... The decrease primarily results from better cost controls by management; and lower business activity, i.e. lower revenues in 1998 equating to lower general and administrative expenses.

EBIDTA for the twelve month period ending December 31, 1998 was [$308,042], increased from [$1,233,213] in the twelve month period ending December 31, 1997; an improvement of $925,171 (75.0%). The improvement reflects improved margins and lower general and administrative costs.

Operating losses for the twelve month period ending December 31, 1998 were [$506,694], decreased from [$1,413,763] in the twelve month period ending December 31, 1997; a decrease of $907,069 (64.2%). This decrease reflects higher margins, cost containment efforts, and lower interest rates.

2.  Liquidity and Capital Resources

Historically, the Company has been able to borrow funds as necessary to pursue operations. However, neither Largo Vista nor Xinmao have written letters of commitment from either commercial or private sources of credit. The Xinmao Company has received several verbal commitments from private sources, but will not obtain written documents until the funds are available.


3. Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's liquidity.

The economic growth of China with its huge population, emerging middle class, and growing consumer sector are trends that management anticipates will increase the Company's revenues from Xinmao as well as other anticipated projects. China's young, developing LPG market presents challenges of improving sales strategies, seeking lowest-cost sources of goods, implementing efficient management techniques, and developing the efficiency and effectiveness of human resources.

World geopolitical uncertainties, such as the United States bombing of the Chinese consulate in Belgrade, Yugoslavia resulted in a short period (4-5 days) of unrest and negative reactions toward Americans in China; however, no long term difficulties have been experienced and management does not anticipate any serious detriment to prospects for the Company's success in China because of the nature of the service a utility company provides that is in continual demand, and the fact that foreign ownership is not readily ascertainable by consumers.

In addition, even though Chinese management is optimistic of its ability to obtain credit from private sources, the trend in China is for the banks to tighten loan eligibility for businesses such as Xinmao that are experiencing cash flow difficulties.

Additionally, the Company is searching for joint venture partners in various potential LPG projects in the Yunnan Province and in other provinces. Investment by joint venture partners will be perceived as financial strength by the local LPG Administration, and management anticipates stronger enforcement of licensing and safety regulations, which should reduce unfair competition currently experienced by the Company.


Year 2000 Issue

Many computer Systems in use today may be unable to correctly process data or may not operate at all after December 31, l999 because those systems recognize the year within a date only by the last two digits. Some computer programs may interpret the year "00" as 1900, instead of as 2000, causing errors in calculations or the value "00" may be considered invalid by the computer program, causing the system to fail.

In the U.S., the Company maintains its financial data on a PC system utilizing generic accounting software, both of which have been guaranteed by the manufacturer as Y2K compliant. In China, due to government regulations, the Company maintains a manual record system. During first quarter 2000, in China, management expects to begin maintaining financial and other information on both a manual and PC system, totally shifting to a PC system as government regulations permit. The Company does not believe it will either experience, or that it has significant exposure to, Year 2000 problems, and neither does it expect that the Year 2000 issue will have a material cost or impact on Company operations. The Company's primary contingency plan depends upon the use of manual back-up systems, and alternative supply sources such as major oil companies.

These contingency plans are intended to mitigate the impact of third party Year 2000 noncompliance. Outside of manual backup, the Company does not plan to implement further contingency plans. However, there can be no assurance that the systems of key suppliers and other companies on which the Company relies will not have an adverse effect on the Company including, (1) the inability to obtain products or services used in business operations, (2) the inability to deliver goods or services sold to customers

Forward - Looking Statements

Investors are cautioned that certain statements contained in this document, including but not limited to those under the caption Management's Discussion and Analysis as well as some statements by the Company in periodic press releases and some oral statements of Company officials during presentations about the Company, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of l998 (the "Act"). Forward-looking statements include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks,uncertainties, and assumptions about the Company, economic and market factors and the industries in which the Company does business, among other things. These statements are not guaranties of future performance and the company has no specific intention to update these statements. Actual events and results may differ materially and detrimentally from those expressed or forecasted in forward-looking statements.

Certain of the important factors that could cause actual results to differ materially and negatively from the Company's expectations, among others, include continued instability in pricing and unprofitable competition in China, a slow down in the trend in sales of LPG during the remainder of the year, an inability to obtain sufficient working capital, and new Government regulations adverse to the Company's operations.

Item 3.     PROPERTIES

A.  Largo Vista

Currently Largo Vista has corporate offices in Newport Beach, California, which include two office suites. The terms of this Lease provide for month to month tenancy at $2,500 per month.

B.  Xinmao

Xinmao provides its primary service from its depot, which is adjacent to a railroad terminal. The depot has a capacity of storing 1,000 cubic meters (approximately 500 metric tons) of LPG. Assuming the depot is operating at full capacity and turns-over twice per month, the depot is sufficient to supply 83,000 users assuming consumption of 12 kg. of LPG per household per month. In addition, although not included in the assets of the Company, Xinmao operates a joint venture that has access to LPG storage facilities that will serve an additional 30,000 customers per month in Yuxi, a city near Kunming.

The depot also has ten service stations from which the 2, 15, and 50 kilogram bottles are filled, and loaded onto trucks for distribution. For its retail-direct customers, Xinmao transports the full bottles to an exchange shop where either the customer comes in personally, or Xinmao will provide a delivery man to take the bottle to the customer who pays a delivery fee.

In the case of a pipeline, 50 kg. bottles are used in cluster to service residents in the housing complex. The advantage the pipeline customer has over the bottle customer is convenience and service. There is no need to spend valuable time exchanging bottles. The meter is read by the serviceman each month who also collects the amount due. Xinmao is planning to use "smart meters" in future pipeline developments that require the customer to go to the Bank of Agriculture and purchase a prepaid card, similar to a prepaid phone card commonly in use in the U.S. This will improve cash flow and reduce "slow-pays" and "bad debts".

Xinmao leases a two story, 4,000 square foot facility in Kunming City, where it operates a customer service and sales center, bottle exchange shop, storage facility, and administrative offices, at an annual rental of $1000 US per year, under a three year lease, with one year of the term remaining. It also leases and operates a number of small bottle exchange stores throughout key locations in the city.


Item 4.   SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership as of September 30, 1999, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each director and by officers and directors of the Company as a group.

Beneficial          Percentage
Name and Address                   Ownership      of Class
Daniel Mendez                      24,026,799      11.44%
4570 Campus Drive
Newport Beach, CA 92660*

Albert Figueroa                     6,770,603      3.22%

Deng Shan                           4,736,028      2.25%

All current directors and
officers as a group (3 persons)     35,533,430    16.91%

Proton Technology Corp., Ltd.       91,461,246    43.53%

*This address also applies to all persons listed.

Item 5.   DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and positions of the directors and executive officers of the Company as of September30, 1999, are as follows:

Name                Age       Position                            Since
Daniel J. Mendez    47        Acting President and a Director      4/94
Albert N. Figueroa  33        Acting Secretary/Treasurer, and      5/95
                              a Director
Deng Shan           48        Director                             1/99
                              Chairman of the Board                4/99

The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

Daniel J. Mendez, Acting President, is responsible for investor relations, coordination of information with market makers and brokers and potential partners, coordination of all agreements, corporate financing, and liaison with Chinese operations. Mr. Mendez joined the Company in October of 1991 as a marketing coordinator. In April 1994 he became President and a Director, and is responsible for investor relations, coordination of corporate agreements, corporate financing, and liaison with Chinese operations. Prior to 1991

Albert N. Figueroa, Acting Secretary and Treasurer, is the gatekeeper of all corporate documents and information, maintains the minute book and all corporate records and agreements, keeps the books, liaisons with all outside service providers, and generally coordinates the flow of information within the company and with the Chinese operations. Mr. Figueroa was formerly involved in the construction industry as an estimator.

Deng Shan, Chairman of the Board and Director, is well versed in the business practices of China. Early in his career Mr. Deng was a lecturer in Wuhan Chemical Engineering School. Later he advanced to associate professor at Huazhong University of Science and Technology. In 1989, Mr. Deng became the Director, Science and Technology Commission, Nanshan District Government, China. Since 1994, Mr. Deng has been appointed as Chief Executive Officer/Chairman of the Board of four commercial companies. In 1996, Mr. Deng acquired Kunming Xinmao Petrochemical Industrial Co., Ltd. Mr. Deng has established strategic networks in both business and government arenas.

Item 6.     EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to the executive officers to whom it paid in excess of $100,000, including cash and issuance of securities.

Summary Compensation
Annual Compensation               Awards                       Payouts
                                  Other                         Secur-
Name                              Annual  Restricted            ities
All Other and                     Compen-  Stock    Underlying  Compen-
Principal      Salary       Bonus  sation  Award(s)   Options   sation
Position  Year $)           ($)    $     ($)SARs (#)       ($)   ($)
Daniel
Mendez    1996 138,900        0    0        2,668,767       0     0
Daniel
Mendez    1997 220,000        0    0        2,850,000       0     0
Daniel
Mendez    1998 220,000        0    0        3,304,737       0     0

Daniel
Mendez    1999 112,500        0    0        2,104,473       0     0
                                            (3 Qtrs)
Albert
Figueroa  1996 100,000        0    0        1,921,293       0     0

Albert
Figueroa  1997 100,000        0    0         1,295,896      0     0

Albert
Figueroa  1998 100,000        0    0         1,817,449      0     0

Albert
Figueroa  1999  75,000        0    0         1,406,536      0     0
                                             (3 Qtrs)
Deng
Shan      1997 100,000        0    0         1,295,896      0     0

Deng
Shan      1998 100,000        0    0         1,817,449      0     0

Deng
Shan      1999  75,000        0    0         1,438,519      0     0
                                             (3 Qtrs)

Options/SAR Grants in Last Fiscal Year


No options or SAR Grants have been made by the Company during its last fiscal year.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A. In late December, 1996, the company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd. ("Everlasting"), a Nevada corporation, and Proton Technology Corporation Limited ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two-thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese Government corporation (this interest had been transferred to Everlasting from Proton).

Mr. Deng Shan is currently a Director of Largo Vista and a majority shareholder of Proton Technology Corporation, Ltd. A loan of $30,000.00 is owed by the company to Proton Technology.

Other than discussed above, the Company has no knowledge of any transaction or series of transactions, or any currently proposed transaction, or series of transactions, to which the Company was or is to be party, in which the amount involved exceeds $60,000, involving management, any person owning 10% or more of the common stock, or any member of the immediate family of any of the foregoing persons.

Item 8.     LEGAL PROCEEDINGS


The Company has unpaid judgments totaling approximately $95,000, as a result of disputes arising in the normal course of business.

In January, 1998, a breach of contract action was commenced in China against Kunming Xinmao Petrochemical Industrial Co. Ltd..
In March, 1998, a Chinese court rendered a judgment against Xinmao in the approximate amount of U.S. $452,000. During the fiscal year ended December 31, 1998, a significant portion of the Company's physical assets, including many of its rail cars and trucks, were attached and executed upon based upon this judgment.

In the Hong Kong jurisdiction, Everlasting International, Ltd. brought suit against the plaintiff in the above case and prevailed. However, the other party has appealed. The final resolution of this matter is uncertain.

Aside from the above, there is no litigation outstanding, and management is not aware of any potential claims which might be asserted.


Item 9.     MARKET PRICE AND DIVIDENDS
ON REGISTRANT'S COMMON STOCK
EQUITY AND RELATED STOCKHOLDER MATTERS


The Company's Common Stock trades on the NASD Bulletin Board, under the symbol "LGOV". The closing sales price on September 30, 1999 was $0.10 bid and $0.11 ask.



Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years and the first quarter of 1999.

                              High           Low
Period                        Bid            Bid
3rd  Quarter 1999             $.11         $.10
2nd  Quarter 1999             $.125          $.125
1st Quarter 1999              $.12           $.10

4th Quarter 1998               .13            .11
3rd Quarter 1998               .20            .17
2nd Quarter 1998               .18            .17
1st Quarter 1998               .20            .18

4th Quarter 1997               .125           .09
3rd Quarter 1997               .13            .12
2nd Quarter 1997               .19            .18
1st Quarter 1997               .20            .18

At September 30, 1999, the Company had approximately 507 Shareholders of record.

The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

Item 10.     RECENT SALES OF UNREGISTERED SECURITIES

During its last three fiscal years, up through and including this date, the Registrant has issued the following unregistered securities.

From January 1, 1997 through December 31, 1997, the Company issued 2,995,194 shares of its common stock that was valued at $139,619 as follows:

             Amount  Name or Class of  Nature          Amount   Exempti
Date   Title  Sold   Persons           of               Of       on
                     to Whom Sold      Consider-       Consider-Claimed
                                       ation           ation
10/27/97  1,861,027  Daniel Mendez   Conversion        59,842   4(2)
                                     of Loan
10/27/97    687,379  Albert Figueroa Conversion        21,695   4(2)
                                     of Loan
10/27/97    391,788  John Prentice   Conversion        50,932   4(2)
                                     of Loan
10/27/97    55,000  William Vauthrin Conversion         7,150   4(2)
                                     of Loan
      ------------                                   ----------
Total    2,995,194                                    139,619

From January 1, 1998 through December 31, 1998, the Company issued 3,939,058 shares of its common stock that was valued at $322,912 as follows:

             Amount  Name or           Class of  Nature  Amount    Exempti
Date          Sold    Persons           of               Of       on
                     to Whom Sold      Consider-       Consider  Claimed
                                       ation           ation
2/4/98      373,224  Albert Figueroa   Conversion      7,065     4(2)
                                       of Loan
2/4/98    1,553,921  Daniel Mendez     Conversion     29,414     4(2)
                                       of Loan
7/21/98     422,345  Albert Figueroa   Conversion     17,950     4(2)
                                       of Loan
7/21/98   1,039,568  Daniel Mendez     Conversion     44,182     4(2)
                                       of Loan
9/24/98     350,000 Danilo Cacciamatta Settlement     78,256     4(2)
                                       of Claim
9/24/98     200,000  Equitrade         Settlement    146,045     4(2)
                                       of Claim
         -------------                             -----------
          7,939,058                                  322,912

From January 1, 1999 through September 30, 1999, the Company issued 26,236,524 shares of its common stock that was valued at $1,617,364 as follows:


             Amount  Name or Class of  Nature          Amount   Exempti
Date   Title  Sold   Persons           of               Of       on
                     to Whom Sold      Consider-       Consider-Claimed
                                       ation           ation
6/21/99   1,000,000  Daniel Mendez     Settlement     35,000     4(2)
                                       of Claim
6/21/99   1,000,000  Albert Figueroa   Settlement     35,000     4(2)
                                       of Claim
6/21/99   1,000,000  Deng Shan         Settlement     35,000     4(2)
                                       of Claim
6/21/99     700,000  Bernard Kruer     Settlement     25,000     4(2)
                                       of Claim
6/21/99     300,000  Gymar, Inc.       Settlement     10,500     4(2)
                                       of Claim

7/20/99     100,000  Craig Saunar      Settlement       85,000   4(2)
                                       of Claim
7/20/99      50,000  Fred Smith        Services          5,000   4(2)
9/23/99     700,000  Dan/Colette Seifer  Cash Sale      35,000   4(2)
9/23/99     100,000  John Prentice     Conversion        4,000   4(2)
                                       of Loan

9/27/99   2,104,473  Daniel Mendez    Settlement      110,000   4(2)
                                       of Claim
9/27/99   2,304,737  Daniel Mendez    Settlement      185,000   4(2)
                                       of Claim
9/27/99   2,850,970  Daniel Mendez    Settlement      220,000   4(2)
                                       of Claim (1)
9/27/99   1,406,536  Albert Figueroa   Settlement       73,500   4(2)
                                       of Claim
9/27/99     817,449  Albert Figueroa   Settlement       65,000   4(2)
                                       of Claim
9/27/99   1,295,896  Albert Figueroa   Settlement      100,000   4(2)
                                       of Claim (1)
9/27/99   1,438,519  Deng Shan         Settlement       75,000   4(2)
                                       of Claim
9/27/99     817,449  Deng Shan         Settlement       65,000   4(2)
                                       of Claim
9/27/99   1,295,896  Deng Shan         Settlement      100,000   4(2)
                                       of Claim (1)
9/27/99     746,522  Bernard Kruer     Settlement       45,000   4(2)
                                       of Claim
9/27/99     572,213  Bernard Kruer     Settlement       64,999   4(2)
                                       of Claim
9/27/99     575,407  Gymar, Inc.       Settlement       30,000   4(2)
                                       of Claim
9/27/99     245,234  Gymar, Inc.       Settlement       19,500   4(2)
                                       of Claim
9/27/99     287,989  Albert Figueroa   Conversion       13,507   4(2)
                                       of Loan
9/27/99   2,385,714  Daniel Mendez     Conversion      111,890   4(2)
                                       of Loan
9/27/99     184,164  Deng Shan         Conversion        8,637   4(2)
                                       of Loan

9/27/99   1,957,356  Proton Technology.Corporation, Ltd
                                       Conversion       60,830   4(2)
                                       of Loan
       -------------                                 ----------
        26,236,524                                   1,617,364


(1) The individuals receiving these shares each performed substantial consulting services for the Company during fiscal 1997 for which they were not compensated, and with respect to which they had continuing claims for compensation. In settlement in full of these claims pertaining to 1997 services, the individuals in September of 1999 accepted the indicated number of restricted shares of the Company's common stock.


Item 11.DESCRIPTION OF REGISTRANT'S SECURITIES
TO BE REGISTERED

The Company has only one type of security, Common Stock with par value equal to $0.001. Prior to September 27, 1999, there were 200,000,000 authorized shares of Common Stock of which 186,013,021 shares were issued/outstanding. However, on September 27, 1999, the Board of Directors passed a resolution to increase the authorized shares to 400,000,000 with a par value of $0.001. On October 4, 1999, shareholders representing a majority of outstanding shares approved the resolution... A certificate of amendment was filed in the public records of the State of Nevada on October
7, 1999.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock.
Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future.
Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares.
All outstanding shares of Common Stock are fully paid and nonassessable.


Item 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law, under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT
OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF
THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE
REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND
EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS
EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A
CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT
BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR
CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY
ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR
CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE
REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN
SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE
JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST
PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL
ADJUDICATION OF SUCH ISSUE.




Item 13.     FINANCIAL STATEMENTS
AND SUPPLEMENTARY DATA

                             JAAK (JACK) OLESK
                        Certified Public Accountant
                     270 North Canon Drive, Suite 203
                              (310) 288-0693

                       INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors
Largo Vista Group, Ltd.

I have audited  the accompanying consolidated balance sheet of Largo Vista
Group, Ltd. as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity <deficit> and cash flows for each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements... An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Largo Vista Group, Ltd. as of December 31, 1998, and results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered significant recurring losses from operations that raises substantial doubt about its ability to continue as a going concern.
Management's plans in regard to these matters are also described in Note 2.
Significant litigation uncertainties also exist as described in Note 6.
The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Jaak Olesk CPA
Beverly Hills, California
April 24, 1999

(except for note 6 which is dated June 15, 1999)
(except for note 7 which is dated October 7, 1999)




                          Largo Vista Group, Ltd.
                        Consolidated Balance Sheet
                             December 31, 1998

                                  ASSETS
Current Assets
 Cash (Note 5)                               $     13,528
 Inventories                                      226,385
 Prepaid expenses and
  advances to suppliers                            62,486
                                             ------------
Total current assets                              302,399

Fixed assets
 Property and equipment                         1,109,669
 <Less> accumulated depreciation                 <277,787>
                                              -----------
Total fixed assets                                831,882

Other Assets
 Loans to officers                                 19,007
 Deferred expenses                                 44,715
 Other                                            215,568
                                            -------------
Total other assets                                279,290
                                            -------------
                                             $  1,413,571
                                             ============

     LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>
Current Liabilities
 Accounts payable                            $    892,184
 Accrued expenses                                 516,543
 Taxes Payable                                     95,999
 Notes Payable                                  1,645,146
 Advances and Other                             1,800,995
                                             ------------
Total current liabilities                       4,950,867

Litigation contingencies   (Note 6)

Shareholders' Equity <Deficit>
 Common Stock, 200,000,000 shares
 authorized; .001 par value;
 183,863,021 shares issued and
 outstanding                                      183,863
 Additional Paid-in Capital                     8,138,245
 Retained earnings <deficit>                  <11,859,404>
                                             -------------
Total shareholders' equity <deficit>           <3,537,296>
                                             -------------
                                             $  1,413,571
                                             =============

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
                   Consolidated Statements of Operations



                                   For the Year Ended
                                December 31,   December 31,
                                    1998          1997

Revenue                         $  1,476,971   $ 2,472,378
Cost of sales                      1,353,537     2,449,902
                                -----------    -----------
Gross profit                         123,434        22,476

Expenses:
 General and administrative
 and Other                           760,491     2,843,257
                                ------------   -----------
<Loss> From operations              <637,057>   <2,820,781>
                                ------------   -----------
Other income <expense>:

Interest <expense>                  <198,652>     <180,550>
Other income                         141,229        70,427
                                ------------  ------------
<Loss> before income taxes          <694,480>   <2,930,904>

Income taxes                               -             -

NET <LOSS>                      $   <694,480>  $<2,930,904>
                                ============   ============
<LOSS> per share of
  common stock                  $       <.01>  $      <.02>
                                ============   ============
Weighted average
 shares outstanding              181,565,237   177,130,257
                                ============   ============

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
                   Consolidated Statements of Cash Flows


                                         For the Year Ended
                                      December 31,  December 31,
                                          1998        1997
Cash flows from <for>
 Operating activities:
Net <loss>                            $  <694,480>  $<2,930,904>
Adjustments to reconcile
net<loss> to cash flows
<for> operating activities:
  Depreciation                             67,926        73,530
  Changes in assets and
  liabilities:
Accounts payable                         <380,603>      672,787
Accrued expenses                          452,284        51,505
Notes and taxes
payable and other                         145,781     1,427,764
                                     ------------   -----------
Net cash flows <for>
 operating activities:                   <409,092>     <705,318>
Cash flows from
 investing activities:                          -             -
Cash flows from
  financing activities:
Issuance of
common stock                              322,911       804,588
                                    -------------  ------------
Increase <decrease> in cash               <86,181>       99,270
Cash at beginning of year                  99,709           439
Cash at end of year                   $    13,528   $    99,709
                                      ===========   ===========
Supplemental cash
 flows information:

Cash paid for interest                $         -   $         -
                                      ===========   ===========
Cash paid for taxes
                                      $         -   $         -
                                      ===========   ===========
Non-cash financing
 transactions:

Shares issued
 for services and
 debt extinguishment                  $   322,911   $   804,588
                                      ===========   ===========

     See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
         Consolidated Statements of Shareholders' Equity <Deficit>


                                    Additional    Retained
                  Common   Stock     Paid-In      Earnings
                  Shares    Amount   Capital      <Deficit>     Total
Balance at
Dec. 31, 1996  173,219,068 $173,219 $7,021,390 $ <8,234,020> $<1,039,411>

Common shares
issued for
services
during year
ended
Dec. 31, 1997    6,704,895    6,705    797,883            -      804,588

Net<loss>for
Year ended
Dec. 31, 1997            -        -          -   <2,930,904>  <2,930,904>
               ___________  _______  __________ ____________  ___________
Balance at
Dec. 31, 1997  179,923,963  179,924  7,819,273  <11,164,924>  <3,165,727>

Common shares
issued for
services
and debt
extinguishmemt
during the
year ended
Dec. 31, 1998    3,939,058    3,939    318,972            -      322,911

Net <loss>
for the
year ended
Dec. 31, 1998
                         -        -          -     <694,480>    <694,480>
               ___________ ________ __________ _____________ ____________
Balance at
Dec. 31, 1998  183,863,021 $183,863 $8,138,245 $<11,859,404> $<3,537,296>
               =========== ======== ========== ============= ============

     See accompanying notes to consolidated financial statements.

                        Largo Vista Group, Ltd.
                Notes to Consolidated Financial Statements
                             December 31, 1998

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and basis of consolidation

     The consolidated financial statements include the accounts of Largo Vista Group, Ltd. (the "Company"), a Nevada corporation, (date of incorporation was January 16, 1987) its wholly-owned subsidiary, Largo Vista, Inc., a California corporation (Largo Vista Inc. has had no significant operations) (date of incorporation was October 12, 1988) its wholly-owned subsidiary Everlasting International, Ltd., a Nevada Corporation, and Kunming Xinmao Petrochemical Industrial Co., Ltd., a Chinese entity (see Note 4). The Chinese entity operates a natural gas distribution business. The United States entities have no operations. Intercompany accounts and transactions have been eliminated. All amounts in these financial statements and footnotes are in United States dollars (See Note 5).

Cash and Cash Equivalents

     Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

Loss per Share

     The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of shares for services

     Shares issued for services were valued based upon estimated fair market value of services. During the periods presented, United States management's compensation has primarily been in the form of issuance of shares by the Company.

Inventory

     Inventory, valued at lower of cost of market, on the first-in, first-out basis consists primarily of liquid natural gas.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998


Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment and depreciation

     Property and equipment consists of a building, storage tanks, railroad cars and miscellaneous equipment. All property and equipment is located in China. Depreciation is primarily by the straight line method over estimated useful lives, generally of approximately five to thirty years.

Notes payable

     Notes payable consists primarily of unsecured short-term loans, non-interest bearing demand notes. A loan of $30,000 is payable to an entity controlled by the Company's majority shareholder.

Advances and other

     Advances and other consists primarily of advances to suppliers and miscellaneous payables, primarily non-interest bearing.

Income Taxes

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

Foreign currency translation

     During the periods presented the Company had no significant foreign currency transaction gains or losses.

Revenue recognition

     The Company recognizes revenue upon delivery or pick up of natural gas. There is not a significant amount of credit transactions.

Reclassifications

     Certain prior year amounts have been reclassified to conform with 1998 classifications.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998


Note 2 - Basis of presentation and considerations related to continued existence (going concern)

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $694,480 and $2,930,904 for the years ended December 31, 1998, and 1997, respectively. Additionally, current liabilities exceed current assets by $4,648,468 at December 31, 1998. These factors, among others, raise substantial doubt as to the Company's ability to continue as a going concern.

     The Company's management intends to raise additional operating funds through equity and/or debt offerings, and or institutional lines of credit in China. However, there can be no assurance management will be successful in this endeavor.

Note 3 - Income taxes

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

     As the Company has not generated taxable income since inception no provision for income taxes has been provided. At December 31, 1998, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At December 31, 1998, the Company did not have any significant deferred tax liabilities or deferred tax assets.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998



Note 4 - December, 1996 Business Combination

     In late, December, 1996 the Company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd., ("Everlasting") a Nevada corporation and Proton Technology Corporation Limited, ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd., ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese government corporation (this interest had been transferred to Everlasting from Proton). Both Everlasting and Proton were paper entities created for the purpose of effectuating this transaction.

     The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. As there was no significant difference between the book value and fair market value of the acquired no goodwill nor negative goodwill has been recorded. Minority interest is not shown either on the balance sheet or statement of operations since the consolidated entity has losses and negative net assets (negative net worth).

     The operating results of the acquired business have been included in the consolidated statement of operations from January 1, 1997.

     Congruent with this transaction, the Company: changed its fiscal year to a calendar year; changed the par value of its common stock from $0.002 to $0.001; and increased the authorized shares of its common stock from 100,000,000 to 200,000,000.

     Largo Vista Group, Ltd.Notes to Consolidated Financial Statements
                       (continued)December 31, 1998
Note 5 - Chinese subsidiary

                       Kunming Xinmao Petrochemical
                      Industrial Co., Ltd. ("Xinmao")
                     (Stated in United States Dollars)
                 Condensed Balance Sheet-December 31, 1998
                      (Separate Financial Statements)


                                  ASSETS
Current Assets
 Cash                                        $    13,528
 Inventories                                     226,385
 Prepaid expenses and
  advances to suppliers                           62,486
                                             -----------
Total current assets                             302,399

Fixed assets
 Property and equipment                        1,109,669
 <Less> accumulated depreciation                <277,787>
                                             -----------
Total fixed assets                               831,882

Other Assets
 Other Receivable                                 19,007
 Deferred expense                                 44,715
 Other                                           215,568
                                            ------------
Total other assets                               279,290
                                            ------------
                                             $ 1,413,571
                                             ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>

Current Liabilities
 Accounts payable                            $   668,656
 Accrued expenses                                126,554
 Taxes payable                                    46,591
 Notes payable                                 1,645,146
 Advances and other                            1,800,995
                                            ------------
Total current liabilities                      4,287,942

Shareholders' Equity <Deficit>                <2,874,371>
                                            ------------
                                             $ 1,413,571
                                             ===========

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998

Note 5 - Chinese subsidiary (continued)

                       Kunming Xinmao Petrochemical
                           Industrial  Co., Ltd.
                     (Stated in United States Dollars)
                     Condensed Statement of Operations
              For the Year Ended December 31,  1998 and 1997
                      (Separate Financial Statements)

                                    1998          1997
Revenue                         $  1,476,971   $ 2,472,378
Cost of sales                      1,353,537     2,449,902
                                ------------   -----------
Gross profit                         123,434        22,476

Expenses
Writedown of receivables              53,849     1,131,288
Selling, general and
administrative expenses              451,922       578,032
                                ------------    ----------
                                     505,771     1,709,320

<Loss> from operations              <382,337>   <1,686,844>
Interest <expense>                  <198,652>     <180,550>
Other income                         141,229        70,427
                                ------------   -----------
NET <LOSS>                      $   <439,760> $ <1,796,967>
                                ============  =============

     The financial information in Note 5 has been prepared in Renminbi, the national currency of the People's Republic of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00=RMB 8.28 quoted as of December 31, 1998. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 1998, or any other date.

     At December 31, 1998 the entire cash balance of $13,528 on the consolidated balance sheet of Largo Vista Group, Ltd. was in Renminbi, a currency which is not freely convertible into United States dollars. At December 31, 1998 Largo Vista Group, Ltd., including all its subsidiaries, had no United States dollars on hand or in banks, anywhere in the world.

     From inception (January 16, 1987) to date (April 24, 1999) the United States entities of the Company have had no assets, no revenues and no operations. During this period however, the United States entities have incurred significant losses.

     Largo Vista Group, Ltd.Notes to Consolidated Financial Statements
                       (continued)December 31, 1998
Note 5 - Chinese subsidiary (continued)
     Beginning Retained Earnings (at December 31, 1997) of Kunming Xinmao Petrochemical Industrial Co. Ltd. included a loss carry-forward of approximatly $2 million already on the books at the time the Company acquired Xinmao. This item was a carry over from the acquisition by Largo Vista Group, Ltd., and not a result of operations under the control of Largo Vista Group Ltd..

Note 6 - Litigation Contingencies

Litigation in China

1.  Sichuan Province Panzhihur Peoples Court

    Case 1997 #17

Claimant:   Panzhihur Petrochemical Industry Co., Ltd.(Chan
Mao"CMD")
Defendant:  Beihai Hi-Tech LPG Co., Ltd. (Zhang Xiao Fu "BHT")
Defendant:  Kunming Xinmao Petrochemical Industry Co., Ltd., (Deng
Shan "Xinmao")

     As of June 15, 1999, the case in the trial court was decided in favor of CMD, and against Xinmao. The Plaintiff has executed on the judgment against Xinmao. The only remaining issue is whether Xinmao is to file an appeal based on fraudulent testimony in the trial by a key witness for the Plaintiff. To date, no appeal has been filed.

     The resolution of this matter is uncertain.

2.  YONGHENG (Everlasting) NEVADA INTERNATIONAL CO., LTD.,
    Plaintiff vs. CHAN MAU TAK, Defendant

Case HCA 14528/98

     The above matter was filed IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATION REGION, and is the Court of First Instance.

     Although the parties are similar, this case is entirely separate from the case above.

     This lawsuit was brought by Everlasting International, Ltd. ("EIL") against Chan Mao Tak ("CMD") for breach of the purchase agreement wherein EIL acquired the assets of the Xinmao Company from CMD.

                          Largo Vista Group, Ltd.
          Notes to Consolidated Financial Statements (continued)
                             December 31, 1998

Note 6 - Litigation Contingencies (continued)

     EIL is a wholly owned subsidiary of Largo Vista Group, Ltd.

     This lawsuit is brought on the basis that CMD has made fraudulent representations concerning the assets of the Kunming Xinmao Petrochemical Co., Ltd. The court ordered an Interlocutory Judgment on 10/14/98 in favor of EIL for 1 million HK$ plus damages incurred plus interest @ 13.08% per annum.

     One million HK$ is the penalty provided in the Transfer Agreement.
CMD has filed an appeal, based on failure of service of process. It is not likely that Xinmao has any liability in the matter since no complaint has been filed against it.

     If EIL prevails, management anticipates recovery of the 1 million HK$ plus the value of the assets misrepresented in the Transfer Agreement. CMD owns and operates Panzhihur Petrochemical Industry Co., Ltd., a company with assets including an LPG depot. This resolution of this matter is uncertain.

     The resolution of the above two matters in the aggregate is uncertain.

Note 7 - Subsequent Event

     On September 27, 1999 the Company's Board of Directors approved a resolution increasing the authorized common shares to 400,000,000. On October 7, 1999 this document was filed with the Nevada Secretary of State.


Following are unaudited financial statements and footnotes as of June 30, 1999. (Management's assertion - these statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the interim period.)

                    Largo Vista Group, Ltd.
                   Consolidated Balance Sheet
                         June 30, 1999

                             ASSETS
Current Assets
 Cash (Note 5)                                         $     15,433
 Inventories                                                228,054
 Prepaid expenses and
  advances to suppliers                                      81,192
                                                       ------------
Total current assets                                        324,679

Fixed assets
 Property and equipment                                  1,111,456
 <Less> accumulated depreciation                          <310,414>
                                                       -----------
Total fixed assets                                         801,042

Other Assets
 Other receivable                                          16,926
 Deferred expenses                                         38,314
 Other                                                    189,483
                                                       ----------
Total other assets                                        244,723
                                                     ------------
                                                     $  1,370,444
                                                     ============

         LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>
Current Liabilities
 Accounts payable                                   $    884,795
 Accrued expenses                                        714,837
 Taxes Payable                                            95,074
 Notes Payable                                         1,645,146
 Advances and Other                                    1,916,229
                                                    ------------
                                                       5,256,081
Total current liabilities

Litigation contingencies   (Note 6)

Shareholders' Equity <Deficit>
 Common Stock, 200,000,000 shares
 authorized; .001 par value;
 183,863,021 shares issued and
 outstanding                                           183,863
 Additional Paid-in Capital                          8,138,245
 Retained earnings <deficit>                       <12,207,745>
                                                --------------
Total shareholders' equity <deficit>                <3,885,637>
                                                --------------
                                                  $  1,370,444
                                                  ============

  See accompanying notes to consolidated financial statements.

                          Largo Vista Group, Ltd.
                 Consolidated Statements of Operations


                                             For the Six Months Ended
                                         June 30,                 June 30,
                                            1999                    1998

Revenue                                 $   529,826           $   858,674

Cost of sales                               494,726               789,984
                                       ------------           -----------
Gross profit                                 35,100                68,690

Expenses:
 General and administrative
 and Other                                  305,007              394,701
                                        -----------           ----------
<Loss> From operations                     <269,907>            <326,011>
                                        -----------           ----------
Other income <expense>:

Interest <expense>                          <84,395>             <99,044>
Other income                                  5,961               72,227
                                        -----------            ---------
<Loss> before income taxes                 <348,341>            <352,828>

Income taxes                                      -                    -

NET <LOSS>                              $  <348,341>        $  <352,828>
                                       ============         ============
<LOSS> per share of
  common stock                      $        <.01>           $    <.01>
                                      ============         ============
Weighted average
 shares outstanding                    183,863,021         179,923,963
                                      ============        ============

      See accompanying notes to consolidated financial statements.




                        Largo Vista Group, Ltd.
                 Consolidated Statements of Cash Flows


                                                  For the Six Months Ended
                                                    June 30,       June 30,
                                                      1999           1998

Cash flows from <for>
 Operating activities:
Net <loss>                                        $<348,341>     $<352,828>
Adjustments to reconcile
net<loss> to cash flows
<for> operating activities:
  Depreciation                                       31,526         35,457
  Changes in assets and
  liabilities:
Accounts payable                                      7,389         10,145
Accrued expenses                                    198,294        105,165
Notes and taxes
payable and other                                   113,037        129,044
                                                  ---------    -----------
Net cash flows <for>
 operating activities:                                1,905         73,017
Cash flows from
 investing activities:                                  -               -
Cash flows from
  financing activities:
Issuance of
common stock                                            -               -
                                              -----------      ----------
Increase <decrease> in cash                         1,905         <73,017>
Cash at beginning of period                        13,528          99,709
Cash at end of period                         $    15,433       $  26,692
                                              ===========       =========
Supplemental cash
 flows information:

Cash paid for interest                        $         -       $       -
                                              ===========       =========

Cash paid for taxes                           $         -       $       -
                                              ===========       =========
Non-cash financing
Transactions:

      See accompanying notes to consolidated financial statements.


                          Largo Vista Group, Ltd.
       Consolidated Statements of Shareholders' Equity <Deficit>


                                   Additional   Retained
               Common    Stock       Paid-In    Earnings
               Shares      Amount    Capital    <Deficit>      Total
Balance at
December 31,
1998          183,863,021 $183,863 $8,138,245 $<11,859,404> $<3,537,296>

Net <loss>
for the Six
months ended
June 30,
1999                  -        -           -     <348,341>     <348,341>
            -----------  ---------  --------  ------------   -----------
Balance at
June 30,
1999          183,863,021 $183,863 $8,138,245 $<12,207,745> $<3,885,637>
              =========== ======== ========== ============  ===========

      See accompanying notes to consolidated financial statements.

                    Largo Vista Group, Ltd.
           Notes to Consolidated Financial Statements
                         June 30, 1999

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and basis of consolidation

      The consolidated financial statements include the accounts of Largo Vista Group, Ltd. (the "Company"), a Nevada corporation, (date of incorporation was January 16, 1987) its wholly-owned subsidiary, Largo
Vista, Inc., a California corporation, (Largo Vista Inc. has had no significant operations) (date of incorporation was October 12, 1988) its wholly-owned subsidiary Everlasting International, Ltd., a Nevada Corporation, and Kunming Xinmao Petrochemical Industrial Co., Ltd., a Chinese entity (see Note 4). The Chinese entity operates a natural gas distribution business. The United States entities have no operations. Intercompany accounts and transactions have been eliminated. All amounts in these financial statements and footnotes are in United States dollars (See Note 5).

Cash and Cash Equivalents

      Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

Loss per Share

      The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of shares for services

      Shares issued for services were valued based upon estimated fair market value of services. During the periods presented, United States management's compensation has primarily been in the form of issuance of shares by the Company.

Inventory

      Inventory, valued at lower of cost of market, on the first-in, first-out basis consists primarily of liquid natural gas.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999


Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment and depreciation

     Property and equipment consists of a building, storage tanks, railroad cars and miscellaneous equipment. All property and equipment is located in China. Depreciation is primarily by the straight line method over estimated useful lives, generally of approximately five to thirty years.

Notes payable

      Notes payable consists primarily of unsecured short-term loans, primarily non-interest bearing demand notes. A loan of $30,000 is payable to an entity controlled by the Company's majority shareholder.

Advances and other

      Advances and other consists primarily of advances to suppliers and miscellaneous payables, primarily non-interest bearing.

Income Taxes

      The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

Foreign currency translation

      During the periods presented the Company had no significant foreign currency transaction gains or losses.

Revenue recognition

      The Company recognizes revenue upon delivery or pick up of natural gas. There is not a significant amount of credit transactions.

Reclassifications

     Certain prior year amounts have been reclassified to conform with 1999 classifications.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999


Note  2  -  Basis of presentation and considerations related to   continued
existence (going concern)

      The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $348,341 and $352,828 for the six months ended June 30, 1999, and 1998, respectively. Additionally, current liabilities exceed current assets by $4,931,402 at June 30, 1999. These factors, among others, raise substantial doubt as to the Company's ability to continue as a going concern.

      The Company's management intends to raise additional operating funds through equity and/or debt offerings, and or institutional lines of credit in China. However, there can be no assurance management will be successful in this endeavor.

Note 3 - Income taxes

      The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

      As the Company has not generated taxable income since inception no provision for income taxes has been provided. At June 30, 1999, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At June 30, 1999, the Company did not have any significant deferred tax liabilities or deferred tax assets.

                     Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999


Note 4 - December, 1996 Business Combination

      In late, December, 1996 the Company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd., ("Everlasting") a Nevada corporation and Proton Technology Corporation Limited, ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd., ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese government corporation (this interest had been transferred to Everlasting from Proton). Both Everlasting and Proton were paper entities created for the purpose of effectuating this transaction.

      The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. As there was no significant difference between the book value and fair market value of the acquired no goodwill nor negative goodwill has been recorded. Minority interest is not shown either on the balance sheet or statement of operations since the consolidated entity has losses and negative net assets (negative net worth).

      The operating results of the acquired business have been included in the consolidated statement of operations from January 1, 1997.

      Congruent with this transaction, the Company: changed its fiscal year to a calendar year; changed the par value of its common stock from $0.002 to $0.001; and increased the authorized shares of its common stock from 100,000,000 to 200,000,000.

                  Largo Vista Group,
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999


Note 5 - Chinese subsidiary

                  Kunming Xinmao Petrochemical
                Industrial Co., Ltd. ("Xinmao")
               (Stated in United States Dollars)
             Condensed Balance Sheet-June 30, 1999
                (Separate Financial Statements)


                             ASSETS
Current Assets
 Cash                                                  $    15,433
 Inventories                                               228,054
 Prepaid expenses and
  advances to suppliers                                     81,192
                                                      ------------
Total current assets                                       324,679

Fixed assets
 Property and equipment                                   1,111,456
 <Less> accumulated depreciation                           <310,414>
                                                      -------------
Total fixed assets                                          801,042

Other Assets
 Other receivable                                            16,926
 Deferred expense                                            38,314
 Other                                                      189,483
Total other assets                                          244,723
                                                      -------------
                                                        $ 1,370,444
                                                        ===========


         LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>

Current Liabilities
 Accounts payable                                         $ 649,614
 Accrued expenses                                           212,351
 Taxes payable                                               43,643
 Notes payable                                            1,645,146
 Advances and other                                       1,916,227
                                                         ----------
Total current liabilities                                 4,466,981

Shareholders' Equity <Deficit>                           <3,096,537>
                                                      -------------
                                                        $ 1,370,444
                                                          =========

                          Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999

Note 5 - Chinese subsidiary (continued)

                  Kunming Xinmao Petrochemical
                     Industrial  Co., Ltd.
               (Stated in United States Dollars)
               Condensed Statement of Operations
         For the Six Months Ended June, 30 1999 and 1998
                (Separate Financial Statements)

                                                   1999         1998
Revenue                                       $   529,826   $  858,674
Cost of sales                                     494,726      789,984
                                            -------------   ----------
Gross profit                                       35,100       68,690

Expenses
Writedown of receivables                                -       47,206
Selling, general and
administrative expenses                           178,833      246,577
                                             ------------   ----------
<Loss> from operations                           <143,733>    <225,093>
Interest <expense>                                <84,395>     <99,044>
Other income                                        5,961       72,227
                                              -----------  ------------
NET <LOSS>                                    $  <222,167>  $ <251,910>
                                              ===========   ===========

     The financial information in Note 5 has been prepared in Renminbi, the national currency of the People's Republic of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00=RMB 8.28 quoted as of June 30, 1999. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on June 30, 1999, or any other date.

      At June 30, 1999 the entire cash balance of $15,433 on the consolidated balance sheet of Largo Vista Group, Ltd. was in Renminbi, a currency which is not freely convertible into United States dollars. At June 30, 1999 Largo Vista Group, Ltd., including all its subsidiaries, had no United States dollars on hand or in banks, anywhere in the world.

      From inception (January 16, 1987) to date (October 14, 1999) the United States entities of the Company have had no assets, no revenues and no operations. During this period however, the United States entities have incurred significant losses.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999

Note 5 - Chinese subsidiary (continued)

      Beginning Retained Earnings (at December 31, 1997) of Kunming Xinmao Petrochemical Industrial Co. Ltd. included a loss carry-forward of approximately $2 million already on the books at the time the Company acquired Xinmao. This item was a carry over from the acquisition by Largo Vista Group, Ltd., and not a result of operations under the control of Largo Vista Group Ltd..

Note 6 - Litigation Contingencies

Litigation in China

1.  Sichuan Province Panzhihur Peoples Court

    Case 1997 #17

Claimant:   Panzhihur Petrochemical Industry Co., Ltd.(Chan Mao"CMD")
Defendant:  Beihai Hi-Tech LPG Co., Ltd. (Zhang Xiao Fu "BHT")
Defendant:   Kunming Xinmao Petrochemical Industry Co.,  Ltd.,  (Deng  Shan
"Xinmao")

      As of June 15, 1999, the case in the trial court was decided in favor of CMD, and against Xinmao. The Plaintiff has executed on the judgment against Xinmao. The only remaining issue is whether Xinmao is to file an appeal based on fraudulent testimony in the trial by a key witness for the Plaintiff. To date, no appeal has been filed.

     The resolution of this matter is uncertain.

2.     YONGHENG    (Everlasting)   NEVADA    INTERNATIONAL    CO.,    LTD.,
Plaintiff vs. CHAN MAU TAK, Defendant

Case HCA 14528/98

      The above matter was filed IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATION REGION, and is the Court of First Instance.

      Although the parties are similar, this case is entirely separate from the case above.

      This lawsuit was brought by Everlasting International, Ltd. ("EIL") against Chan Mao Tak ("CMD") for breach of the purchase agreement wherein EIL acquired the assets of the Xinmao Company from CMD.

                    Largo Vista Group, Ltd.
     Notes to Consolidated Financial Statements (continued)
                         June 30, 1999

Note 6 - Litigation Contingencies (continued)

     EIL is a wholly owned subsidiary of Largo Vista Group, Ltd.

      This lawsuit is brought on the basis that CMD has made fraudulent representations concerning the assets of the Kunming Xinmao Petrochemical Co., Ltd. The court ordered an Interlocutory Judgment on 10/14/98 in favor of EIL for 1 million HK$ plus damages incurred plus interest @ 13.08% per annum.

      One million HK$ is the penalty provided in the Transfer Agreement. CMD has filed an appeal, based on failure of service of process. It is not likely that Xinmao has any liability in the matter since no complaint has been filed against it.

      If EIL prevails, management anticipates recovery of the 1 million HK$ plus the value of the assets misrepresented in the Transfer Agreement. CMD owns and operates Panzhihur Petrochemical Industry Co., Ltd., a company with assets including an LPG depot. The resolution of this matter is uncertain.

     The resolution of the above two matters in the aggregate is uncertain.

None 7 - Subsequent Event

      On September 27, 1999 the Company's Board of Directors approved a resolution increasing the authorized common shares to 400,000,000. On October 7, 1999 this document was filed with the Nevada Secretary of State.

Item 14.     CHANGES IN AND DISAGREEMENTS
WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

No Change in accounting in accountants in the last 3 years.

Item 15.     FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements

Report of Independent Certified Public Accountants

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(b)  Exhibits Required by Item 601 of Regulation SK

3(i) Articles of Incorporation of Largo Vista Group, Limited
3(ii) By-laws of Largo Vista Group, Limited
3 (iii) Articles of Incorporation of Largo Vista Inc.
3 (iv) By-laws of Largo Vista Inc.
3. (v) Articles of Incorporation of Everlasting International Limited
3 (vi) By-laws of Everlasting International Limited
3 (Vii)Articles of Incorporation of Kunming Xinmao Petrochemical Industrial Company Limited

4    Instruments defining rights of security holders, including indentures.

None.


9    Voting Trust Agreement

None


10   Material Contracts

(a) On December 28, 1998, Largo Vista executed an agreement with the Sentio Corporation wherein Sentio is to provide a state-of-the-art internet website designed to provide current information to customers and shareholders. As of September 30, 1999, although the Company has not received an invoice, it estimates it is indebted to Sentio in the approximate amount of $88,000.

(b)  Contract Hong Kong De Xiang Tuo Yi Industrial Company August 28, 1992
(c) Plan and agreement of reorganization between Largo Vista Group, Limited, Proton Technology Corporation Limited and Everlasting International
(d)  Joint Venture agreement of Kunming Xinmao Petrochemical Company
    Limited
(e) Approval Certificate of Enterprises with Foreign Investment in the People's republic of China
(f)  Business License of Enterprise in the People's Republic of China
(g)  Business Permit to Engage in LPG Business in Yunnan Province
(h) Notice of Subsidiaries of the Agriculture Bank of China, Yunnan Provincial Branch Acting as the Agents for Collection and Receipt of Payment for Kunming Xinmao Petrochemical Industrial Company Limited
(i)  Agreement of Supply of Liquefied Petroleum Gas
(j)  Method of Insurance for LPG Credit
(k) Memorandum of Understanding Kunming Xinmao Petrochemical Industry Company Limited & Wuhan Minyi Fuel Gas Petrochemical Company Limited
(l) Memorandum of Understanding Kunming Xinmao Petrochemical Industry Company Limited & Guilin Municipal Garden Fuel Gas Pipelines Limited
(m) Approval Certificate of Enterprises with Foreign Investment in the Peoples Republic of China

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature                        Title                    Date

Acting President/ CEO     /s/Daniel J. Mendez          October 15, 1999
                             Daniel J. Mendez

Acting Secretary/Treasurer/s/Albert N. Figueroa        October 15, 1999
                             Albert N. Figueroa

Director                 /s/ Deng Shan                 October 15, 1999
                             Deng Shan